UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-20202
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CREDIT ACCEPTANCE CORPORATION
25505 West Twelve Mile Road
Southfield, Michigan 48034-8339

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4

Supplemental Schedules:	10

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

Form 5500, Schedule H, Part IV, Question 4a-Delinquent Participant Contributions for the Year Ended December 31, 2008	12

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	13

Exhibit Index	14
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2, effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) — December 31, 2008 and Schedule H, Question 4a — Delinquent Participant Contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Southfield, Michigan
June 26, 2009

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2008	2007

ASSETS:
Investments—at fair value:
Mutual funds	$7,572,892	$10,566,854
Collective Trusts	1,491,540	1,174,286
Credit Acceptance Stock Fund	882,555	935,685
Participant loans	356,423	407,858

Total investments	10,303,410	13,084,683

Receivables:
Employer contributions	—	4,938
Participant contributions	—	56,240

Total receivables	—	61,178

Total assets	10,303,410	13,145,861

LIABILITIES:
Excess Contributions Payable	83,702	151,025

Total liabilities	83,702	151,025

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$10,219,708	$12,994,836

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	128,793	18,442

NET ASSETS AVAILABLE FOR BENEFITS	$10,348,501	$13,013,278

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2008
Investment income:
Interest and dividends	$249,918
Net depreciation in fair value of investments	(4,639,378)

Net investment loss	(4,389,460)

Contributions:
Employer	477,675
Participant	2,761,990

Total contributions	3,239,665

Benefits paid to participants	(1,508,372)
Administrative expenses	(6,610)

Net decrease	(2,664,777)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,013,278

End of year	$10,348,501

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”) 401(k) Profit Sharing Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to all salaried and hourly employees of the Company who have at least 90 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Through March 31, 2008, employees could elect to contribute to the plan from 1% to 20% of their salary subject to statutory limitations. Beginning April 1, 2008, employees could elect to contribute to the plan 1% to 75% of their salary subject to current Internal Revenue Service (“IRS”) limitations of $15,500 in 2008 and 2007, and other limitations based upon the participant’s compensation level. Also effective April 1, 2008, employees are automatically enrolled in the Plan after 90 days of service at a contribution rate of 2%.

Contributions withheld from an employee’s pay on a pre-tax basis are not taxable until withdrawn from the Plan by the participant. In 2008, and 2007, the Company made matching contributions equal to $0.50 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $1,250 annually. Other contributions made by the Company are at its discretion. Effective January 1, 2009, the Company began making matching contributions equal to 50% of the employee contributions, up to a maximum of 3% of each employee’s annual gross pay.

Excess Contributions—For purposes of complying with the participation and discrimination rules set forth in Section 401(k)(3) of the Internal Revenue Code, certain contributions from “highly compensated” participants were deemed to exceed allowable deferral limits for the year ended December 31, 2008 by $83,702. These excess contributions were refunded to participants in 2009. In 2007, $151,025 of excess contributions occurred and were refunded to participants in 2008.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and the Company’s matching contributions plus an allocation of the Company’s discretionary contributions, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. During 2008, vesting in the Company contributions portion of their accounts plus earnings thereon was based on years of continuous service. A participant was 100 percent vested after six years of credited service. Effective January 1, 2009, all previous and future Company matching contributions are 100% vested.

Participant Loans—Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50 percent of the participant’s vested fund balance, not to exceed $50,000. Loans to participants bear interest rates from 4.00% to 11.50%, maturing at various dates not exceeding five years unless the loan is a home loan that the participant uses to acquire a dwelling which will be used as the participant’s principal residence. In the case of a home loan, the term may not exceed 15 years.

Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments. All benefits requested before December 31, 2008 were paid prior to year end.

Forfeited Accounts—There were no forfeited non-vested accounts as of December 31, 2008. At December 31, 2007, forfeited non-vested accounts totaled $5,888. Forfeited accounts are used to reduce future employer contributions. In 2008, employer contributions were reduced by $106,013 from forfeited non-vested accounts.

Expenses—Plan expenses (other than investment management and loan fees which are paid by plan participants) are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts—As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition—Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157, which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

•	Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by Principal Life Insurance Company. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Credit Acceptance Stock Fund:

This investment is a public investment securities valued using the Net Asset Value (NAV) provided by Principal. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The underlying asset is a quoted price in an active market.

•	Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Common/Collective Trusts:

These investments are public investment securities valued using NAV provided by Principal. The inputs include quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data.

•	Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability.

Loans to Participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.
     Payments of Benefits—Benefits are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The following table provides the fair value measurements of applicable assets and liabilities as of December 31, 2008 using the FAS 157 fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$7,572,892			$7,572,892
Credit Acceptance Stock Fund	$882,555			882,555
Collective Trusts		1,491,540		1,491,540
Participant Loans			356,423	356,423

Total plan assets at fair value	$8,455,447	$1,491,540	$356,423	$10,303,410

The table below provides a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$407,858
Included in earnings or changes in net assets	26,470
Purchases, issuances and settlements (net)	(77,905)

Balance, end of year	$356,423

4.	INVESTMENTS

As of December 31, investments representing five percent or more of the Plan’s assets are as follows:

	2008	2007

ABN Amro Income Plus D Fund (1)	$1,620,333	$1,174,286
Am Fds EuroPacific Growth R5 Fund	1,298,033	2,351,171
Vanguard 500 Index Sig Fund	990,937	1,462,380
Credit Acceptance Stock Fund	882,555	935,685
Franklin Balance Sheet Inv A	838,383	1,545,642
Amer Fds Bd Fund of Amer R5 Fund	777,033	690,230
Allianz NFJ Div Val Inst Fund	773,082	1,132,537
Amer Fds Income Fund of Amer R5 Fund	711,626	662,474
Am Fds Growth Fund of Am R5 Fund	668,746	955,081
Royce Value Plus Service Fund	*	812,798
Vanguard Midcap Index Sig Fund	N/A	954,541

(1)	Collective Trust is reported at contract value. All other investments are reported at fair value.

*	Investment did not represent five percent of the Plan’s assets as of December 31, 2008.
During the year ended December 31, 2008, total realized and unrealized appreciation (depreciation) is as follows:

December 31, 2008
Mutual funds	$(4,343,246)
Collective Trusts	77,721
Credit Acceptance Stock Fund	(373,853)

Net depreciation of investments	$(4,639,378)

5.	RELATED PARTY TRANSACTIONS

The Credit Acceptance Stock Fund and participant loans qualify as party-in-interest investments.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Effective January 1, 2009, all previous and future Company matching contributions are 100% vested.

7.	TAX STATUS

The Company has adopted a standardized prototype plan. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the standardized prototype plan. The Plan has been amended since that date but the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$10,348,501	$13,013,278
Adjustments from contract value to fair value for interest in collective trust relating to fully benefit responsive investment contracts	(128,793)	(18,442)

Net assets available for benefits per the Form 5500	$10,219,708	$12,994,836

The following is a reconciliation of the net decrease per the financial statements at December 31, 2008 to Form 5500:

Net decrease per the financial statements	$(2,664,777)
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2008	(128,793)
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	18,442

Net loss per the Form 5500	$(2,775,128)

As discussed in Note 2, the plan invests in fully benefit-responsive investment contracts. For financial reporting purposes, the net assets available for benefits are recorded at contract value. Form 5500 records net assets available for benefits at fair value.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various securities including mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULES

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2008

(a)	(b)	(c)	(d)
	Identify of Issue	Description of Investment	Current Value

	ABN Amro	ABN Amro Income Plus D Fund	$1,491,540
	Capital Research and Mgmt Co.	Am Fds EuroPacific Growth R5 Fund	1,298,033
	Vanguard Group	Vanguard 500 Index Sig Fund	990,938
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	882,555
	Allianz Global Inv Fund Mgmt.	Franklin Balance Sheet Inv A	838,383
	Capital Research and Mgmt Co.	Amer Fds Bd Fund of Amer R5 Fund	777,033
	Vanguard Group	Allianz NFJ Div Val Inst Fund	773,082
	American Funds Service Group	Amer Fds Income Fund of Amer R5 Fund	711,626
	Royce & Associates, LLC	Am Fds Growth Fund of Am R5 Fund	668,745
	Royce & Associates, LLC	Royce Value Plus Service Fund	517,805
	Vanguard Group	Vanguard MidCap Index Sig Fund	512,099
	Harbor Capital Advisors	Harbor International Inst Fund	114,423
	Janus International Holdings, LLC	Janus Aspen Mid Cap GR I Fund	98,745
	PIMCO	PIMCO High Yield Admin Fund	76,956
	American Funds Service Group	Amer Fds New World R4 Fund	68,131
	Allianz Global Inv Fund Mgmt.	Allianz NFJSM CAP Value A Fund	51,068
	Vanguard Group	Vanguard SM-Cap Index Inv Fund	38,857
	AIM Investments	AIM Real Estate A Fund	36,968
*	Participant	Loans to participants 4.00% to 11.50%	356,423

			$10,303,410

*	Party-in interest

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Total that Constitute Nonexempt Prohibited
Participant Contributions Transferred Late to Plan*	Transactions

$616,371	$616,371

*	Amount relates to 2007 late participant contributions that were restored to the plan in 2007. The lost earnings on this amount were restored to the plan during 2008.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
Date: June 26, 2009	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Grant Thornton LLP